1415 L Street, Suite 1000
Sacramento, CA 95814
Telephone:  916-930-2500
Fax:  916-930-2501
www.lockelord.com

Deborah K. Seo
Direct Telephone:  916-930-2757
Direct Fax:  916-290-0460
dseo@lockelord.com

March 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Attention:  Jenn Do, Staff Accountant
100 F Street, N.E.
Washington, DC 20549-5010

Re:	E-Band Media, Inc.
Form 8-K Item 4.01
Filed February 28, 2011
File No. 0-54117

Dear Ms. Do:

We represent E-Band Media, Inc.  (the “Company”) and are providing this letter on its behalf.  This letter is in response to the Staff’s letter of March 2, 2011 and addresses the comments stated therein relating to the Company’s Form 8-K filed on February 28, 2011.

In response to the Staff’s letter, the Company has filed a Form 8-K/A, containing the additional disclosure relating to the going concern opinion and an updated Exhibit 16 from the Company’s former accountant, with the Securities and Exchange Commission today.

If you have any questions or for further discussions relating to this matter please feel free to contact me at (916) 930-2500.

Very truly yours,
\s\ Deborah K. Seo
Deborah K. Seo

DKS:dh

cc:	Li Jiantao Li Fuchao

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